Shareholder meeting (unaudited)

On April 28, 2009, an adjourned session of the Annual Meeting of the Shareholders of John Hancock Patriot Premium Dividend Fund II was held at 601 Congress Street, Boston, Massachusetts for the purpose of considering and voting upon:

Proposal 1: Election of six Trustees to serve until their respective successors have been duly elected and qualified.

PROPOSAL 1 PASSED FOR ALL TRUSTEES ON APRIL 28, 2009.
		WITHHELD
	FOR	AUTHORITY
Deborah C. Jackson	44,496,905	2,855,469
Charles L. Ladner	44,530,808	2,821,566
Stanley Martin	44,579,729	2,772,645
John A. Moore	44,527,296	2,825,078
Gregory A. Russo	44,587,241	2,865,133
John G. Vrysen	44,573,388	2,778,986

Proposal 2: To adopt a new form of investment advisory agreement.

PROPOSAL 2 PASSED ON APRIL 28, 2009.

For	29,147,270
Against	2,394,770
Withheld	716,644
Broker Non-Votes	15,093,690